LL

SE

17008470

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC

SEC FILE NUMBER
8- 66046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SORRENTO PACIFIC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO (City) CA (State) 92131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAN KILROY (858) 530-4419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITE 740 (Address) COSTA MESA (City) CA (State) 92626 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DAN KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORRENTO PACIFIC FINANCIAL, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RIA GOST
Commission # 2032037
Notary Public - California
San Diego County
My Comm. Expires Jul 1, 2017

Notary Public

Signature

EVP/CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT
CIVIL CODE § 1189

State of California

County of San Diego

On 2/24/17 before me, Ria Gost, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Daniel Kilroy
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature]
Signature of Notary Public

RIA GOST
Commission # 2032037
Notary Public - California
San Diego County
My Comm. Expires Jul 1, 2017

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,559,129	$ 3,277,918
Certificates of deposit	499,948	-
Receivables from clearing firms	332,247	667,255
Other assets and deposits	169,004	200,968
Total current assets	3,560,328	4,146,141
Deposits with clearing firms	105,940	105,020
Property and equipment, net	1,820	9,645
Total assets	$ 3,668,088	$ 4,260,806
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 43,725	$ 61,023
Accrued commissions	656,114	982,654
Due to Affiliates	94,866	76,091
Other accrued liabilities	233,065	188,012
Total current liabilities	1,027,770	1,307,780
COMMITMENTS AND CONTINGENCIES (Note 8)	-	-
MEMBER'S EQUITY	2,640,318	2,953,026
Total liabilities and member's equity	$ 3,668,088	$ 4,260,806

The accompanying notes are an integral part of these financial statements.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

Member
Sorrento Pacific Financial, LLC
San Diego, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Sorrento Pacific Financial, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no discrepancies;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no discrepancies;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no discrepancies;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no discrepancies; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no discrepancies.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Costa Mesa, California
February 23, 2017

UnionBank

Transfer Detail Report:

Type: Domestic Wire
Template ID: SIPC-SPF
Amount: 941.00 USD
Send Date: 02/15/2017

Account Information:

Account Number: 0890055060
Account Name: Sorrento Pacific_financial - Chk

Beneficiary:

Account Number: 30801482
Account Name: SIPC
Address 1: 111 Wall Street
Address 2:
City, State: New York, NY 10043
Reference: for assessment

Bank Information:

Beneficiary Bank:

ABA Number: 021000089
Bank Name: CITIBANK, N.A.
Address 1:
Address 2:
City, State: NEW YORK, NY

Intermediary Bank:

ABA Number:
Bank Name:
Address 1:
Address 2:
City, State:

Payment Details:

CUSO Financial Services, LP 8-66046

Confirmation Message:

Status: PENDING CONFIRMATION
Reason Code:
Control Number: UB - 892998
Bank Control Number: RELEASED TO BANK
Sequence Number: 232

Submitted to Bank By: yasghedom - 02/15/2017 - 10:40:40
Created By: irinabokareva - 02/15/2017 - 10:38:13

Approved By: yasghedom - 02/15/2017 - 10:40:40

End of Report

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21******3112***************MIXED AADC220
066046 FINRA DEC
SORRENTO PACIFIC FINANCIAL LLC
10150 MEANLEY DR FL 1
SAN DIEGO CA 92131-3008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Kilroy 858-530-4419

2. A.	General Assessment (item 2e from page 2)	$1,855
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7-26-2016 (Date Paid)	(915)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	941
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$941

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $941

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sorrento Pacific Financial LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/EVP
(Title)

Dated the 02 day of Feb, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/31/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$11,236,179
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,643,201
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	1,850,296
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $130	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $611	
Enter the greater of line (i) or (ii)	611
Total deductions	10,494,107
2d. SIPC Net Operating Revenues	$742,072
2e. General Assessment @ .0025	$1,855
	(to page 1, line 2.A.)

Sorrento Pacific Financial, LLC

Statement of Earnings
For The Period Ending December 31, 2016

	Year to Date Actuals	Deducted	Included	Margin Int	
Revenue:					
Commission Revenue					
Mutual Fund Revenue	474,855.41	474,855.41			
Mutual Fund Trail Revenue	871,172.00	871,172.00			
Unit Investment Trust Revenue	6,232.03	6,232.03			
Variable Annuities	1,979,991.33	1,979,991.33			
Variable Annuity Trails	852,621.58	852,621.58			
REIT	17,333.48		17,333.48		NA - no pershing revenue
Fixed Annuities	1,530,205.33	1,530,205.33			
Fixed Annuity Trails	20,681.00	20,681.00			
Equity Indexed Annuities	1,707,592.08	1,707,592.08			
Variable Universal Life	7,145.47	7,145.47			
Variable Universal Life Trails	3,184.05	3,184.05			
Other Insurance	126,631.36	126,631.36			
Universal Life	132,346.90	132,346.90			
Insurance MFR	131,108.39	131,108.39			
Direct Investment Commission Revenue	7,861,100.41				
Equities Listed	25,578.93		25,578.93		25,579
Equities OTC	118,124.34		118,124.34		118,124
Mutual Fund Clearing Firm Revenue	234,479.49	234,479.49			-
Mutual Fund Trails Clearing Firm Revenue	424,566.63	424,566.63			-
Exercised Options Stock	1,686.26		1,686.26		1,686
Corporate Bond Revenue	417,056.66		417,056.66		417,057
Government Bond Revenue	17,966.86		17,966.86		17,967
Municipal Bond Revenue	7,760.53		7,760.53		7,761
529 Plan Revenue	48,774.11		48,774.11		48,774
Options	1,182.36		1,182.36		1,182
Variable Annuities Brokerage	140,387.54	140,387.54			-
General Securities Commission Revenue	1,437,563.71	8,643,200.59 2c(1)			638,130 6% use this to allocate other trading revenue
CAM Fees Revenue	84,894.73				
Fee Based Trans Third Party	536,435.73				
Fee Based Commission Revenue	621,330.46	621,330.46			6%
Total Commission Revenue	9,919,994.58				
Other Trading Related Revenue					
Clearing Charges Collected	176,869.75	165,492.13	11,377.62		
Customer Account Fees	20,147.72	20,147.72			paid to other sipc members - 2c3
Inactive Account Fees	18,558.75	18,558.75			paid to other sipc members - 2c4
IRA Maintenance Fee	225,078.37	225,078.37			paid to other sipc members - 2c5
Clearing System Charges	58.00	54.27	3.73		
Assisted Trades	1,170.00	1,094.74	75.26		
Trading Profit	55,529.48	51,957.40	3,572.08		
OSJ Revenue	194,812.10	194,812.10			paid to other sipc members - 2c5
Total Other Trading Related Revenue	692,224.17				
Marketing Revenue					
Marketing Assistance	219,192.49				
Total Marketing Revenue	219,192.49	219,192.49			mutual fund / va revenue
Other Revenue					
Compliance Fees	7,579.93	7,092.33	487.60		
Insur Licensing Upcharge	125.00	116.96	8.04		
Registration Upcharge	19,231.00	17,993.91	1,237.09		
Insurance Fees	70,990.99	66,424.31	4,566.68		
Firm Element & CE Upcharge	2,890.00	2,704.09	185.91		
Computer Subscription Fees	153,223.34	153,223.34			pass through paid to 3rd party computer
Miscellaneous Fees	2,581.00	2,414.97	166.03		
IBD PiggyBack Services	81,876.55	81,876.55			pass through
Gain/ Loss on Investment	37.50		37.50		
Interest Earned	781.49	731.22	50.27		
FDIC and MMF Interest Earned	63,924.47		63,924.47		
Margin Interest Earned	1,526.52			1,526.52	
Total Other Revenue	404,767.79	1,850,296.11 2c(8)			
Total Revenue	11,236,179.03 2a	10,493,496.70	741,155.81	1,526.52	*40% 610.61 (9)(ii)
					Int Exp= 129.49 (9)(i)

2a Total Revenue	11,236,179.03
2c1 Deductions	(8,643,200.59)
2c8 Deductions	(1,850,296.11)
9(i) Deduction	-
9(ii) Deduction	(610.61)
Total Deductions	(10,494,107.31)
2d SIPC Net Operating Revenue	742,071.72
2e General Assessment @ .0025	1,855.18 √
Less payment made	(914.54) √
2A2 Assessment balance due	$ 941 √

Expense:

Commission Expense

Mutual Fund Expense	258,266.36
Mutual Fund Trail Expense	510,241.59
Unit Investment Trust Expense	2,614.20
Variable Annuities Expense	1,217,103.20
Variable Annuity Trails	578,093.03
REIT Expense	15,368.55
Fixed Annuities	951,437.75
Fixed Annuity Trails Expense	12,977.22
Equity Indexed Annuities Expense	1,098,773.14
Variable Universal Life Expense	6,323.62
Variable Universal Life Trails Expense	728.39
Insurance Comm Expense	63,173.76
Universal Life Expense	75,886.78
Insurance MFR Expense	110,977.68
Direct Investment Commission Expense	4,901,965.27
Precious Metals Expense	30.00
Equities Listed	22,495.45
Equities OTC	81,008.78
Mutual Fund Clearing Firm Expense	140,933.06
Mutual Fund Trails Clearing Firm Expense	290,523.77
Corporate Bond Expense	386,013.81
Government Bond Expense	13,883.78
Municipal Bond Expense	5,167.26
529 Plan Expense	30,229.70
Options Expense	22.50
Variable Annuities Brokerage Expense	136,608.14
General Securities & Commission Expense	1,106,916.25
CAM Fees Expense	51,172.89
Fee Based Exp Third Party	427,982.19
Fee Based Commission Expense	479,155.08
Prog Mgr Comms & Overrides	131,181.27
Rep Comms & Overrides	805,482.58
Asst Overrides	29,513.44
Non Employee Rep Comms	56,230.57
Managed Prog Commission Expense	1,022,407.86
Total Commission Expense	7,510,444.46

Other Trading Related Expense

Clearing Charges	70,216.08
DTCC/NSCC Fee Expense	29,607.30
Customer Account Writeoffs	7,269.79
Statements and Confirm Fees	10,231.31
Clearing System Charges	9,342.20
Trading Errors	181.75
Other Trading Expense	126,848.43
Total Commission & Trading Expense	7,637,292.89

Employment Expense

Salaries & Wages	34,982.57
EE Commission Paid	56,482.26
Incentive Compensation	9,003.65
Licensing Expense Employees	16,990.64
Benefit Administration Fees	4,206.53
Employment Cost - Home Office	121,665.65
Prog Manager Wages	316,414.01
Rep Draw	530,408.93
Asst Wages	44,542.47
Non employee Wages	40,000.00
Asst Overtime Exp	19.78
Managed Program Salaries & Wages OCEANFIRST	24,000.00
Paid Time Off	16,658.53
Paid Sick Leave	184.61
Payroll Tax Expense	135,283.33
Non Employee Employment Fee	15,398.68
Employee Health Insurance	145,586.21
Workers Comp Insurance	4,636.01
Licensing Expense	37,501.17
Employer 401k Match Exp	35,770.19
Department Meals Mgd Prog	1,520.25
Employee Recruiting	20,804.77
Employee Enrichment	351.13
Managed Program Rep Costs	1,369,080.07
Total Employment Expense	1,490,745.72

Operating Expense	
Equip Repairs & Maintenance	465.12
Software & Software Maint/Lic	16,706.99
Albridge Software Lic Fee	29,147.97
Quote Expense	354.00
Exchange Fee Expense	153.89
Expendible Equipment	1,799.61
Office Supplies	1,241.39
Internet Connection	4,271.84
General Postage	4,849.70
Overnight & Package Delivery	13,430.01
Other Postage/Delivery	1,140.30
Printing External	10,580.63
Gifts & Promotional Expense	57.90
Public Relations Expense	23,940.00
Errors & Omissions Insurance	22,450.00
Other Insurance	2,223.36
Registration Fees Corporate	24,614.56
Industry Assessment/Membership	8,818.62
Accounting Services	47,154.40
Computer Services	223,751.81
CFS Back Office Services	976,473.86
Other Outside Services	139,858.43
Legal Consltg Corporate	2,937.00
Legal Consltg Litigation	2,045.00
Customer Settlements	10,556.08
Settlement Non Customer	7,000.00
Air Transportation Expense	6,617.05
Lodging Expense	15,395.66
Meals Expense	3,462.45
Entertainment Expense	1,085.00
Ground Transportation Expense	33,233.09
Travel Miscellaneous	535.57
Memberships Subscriptions & Manuals	2,585.00
Depreciation Expense	7,824.95
Interest Expense	129.49
Taxes Other	35.00
State Income Tax Expense	23,922.50
Total Operating Expense	1,670,848.23
Meeting Expense	
Total Meeting Expense	-
Total Expense	10,798,886.84
Total Profit/(Loss)	**437,292.19**